

March 12, 2021

John Pence
Chief Financial Officer
Asure Software, Inc.
3700 N. Capital of Texas Hwy #350
Austin, Texas 78746

> **Re: Asure Software, Inc.**
> **Registration Statement on Form S-4**
> **Filed March 11, 2021**
> **File No. 333-254140**

Dear Mr. Pence:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone, Staff Attorney, at (202) 551- 8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Katheryn A. Gettman, Esq.